Filed Pursuant To Rule 433

Registration No. 333-275079

January 17, 2024

The Bitcoin ETF: What Everyone Missed | Michael Sonnenshein, Grayscale CEO

Michael Sonnenshein This is really the beginning of really seeing this asset class firmly being woven into the fabric of the financial system in a way that would be exceedingly difficult, if not impossible, to undo. Um, and I don't think we're all spending enough time having that conversation and what that means for the broader implications of crypto.

Jason All right, everyone, welcome back to Empire. Today we have a special episode with Michael Sonnenshein, CEO of Grayscale. Uh, Michael, welcome to Empire, my friend.

Michael Sonnenshein Good to be here. Thanks for having me.

Jason Yeah, first and foremost, this is a win for two buckets. I would say this is a big win for, uh, Bitcoin ETFs and just crypto in general. A big win for Emory alumni as well. So what a way to wrap for Emory. We love to see it.

Michael Sonnenshein Thank you. Yeah I couldn't agree more with you.

Jason So all right tell me about I think my first question I know we don't have you for too long is um, you start you joined Grayscale I think in 2014. So you've been at this game for about ten years? Um, everyone was obviously paying super close attention to Bitcoin ETF and we were, uh, you know, as plugged in as we could be. What were some of the things from this week that maybe folks on Twitter didn't see? Uh, what were the things happening behind the scenes that you thought were either difficult or interesting, or that maybe folks didn't see the challenges?

Michael Sonnenshein Um, I mean, for my team specifically, um, I can't really think of anything that was a specific challenge for us, you know, coming, uh, along this journey over the last, I don't even know, ten years that we've been at this, uh, it's all for us. Always been about getting ever more prepared for this scenario. Uh, so whether it was the gods in plumbing and operations and doing days of tabletop exercises and test trading and making sure that everything was going to be, you know, really ticked and tired, um, we'd been ready for a long time. Um, which is why not a lot to be proud of, kind of getting to this historic milestone and seeing GBTC actually uplift as an ETF, but also seeing, you know, operationally, the trading, the transition from the OTC markets, uh, to the NYSE Arca was a smooth transition as well, smooth for our investors. Um, so from our standpoint, you know, no hiccups, no surprises. Long play. Um, although I'm sure you also, you know, not too quickly going to forget, um, you know, misleading tweets coming out of the SEC or, you know, where the approvals would be there, where they not um, that's all kind of been a blur, quite frankly, over the last 24, 48 hours. But I keep saying to folks that we're talking about it and reflecting on it, you know, it wouldn't be crypto if there wasn't some volatility. Uh, so so that's kind of how what I chalk it up to you.

Jason Yeah, very much so. Did you did you have a sense that this was inevitable once you guys won the lawsuit? Did you was this did this feel inevitable?

Michael Sonnenshein I think that we were always optimistic about it. I think when we really, really dug into our legal arguments, we really dug into the facts and circumstances being on our side, the way that they were ultimately got that unanimous court victory. Um, there started to be, I think, some speculation within the investment community, the crypto community, as to whether or not the SEC might come up with another reason why they might deny these products from coming to market. Um, but again, throughout this whole process, we have not lost conviction in what we were doing, what we were chasing after. We quite frankly, had too many investors counting on us to deliver on this. Um, so it was always going to be a matter of when, not a matter of if. Um, and then I think certainly knowing the statutory timelines associated with approving 19b4's that January 10th date being the first of those, if the SEC had to contend with, um, I think all eyes were really on that over the last couple of months.

Jason Nice. So I'm going to pull up our Bitcoin ETF tracker here. So the I want to talk about the fees actually for a second. So this was a really interesting kind of uh battle that ensued I would say over the last two weeks I haven't.

Michael Sonnenshein This. This is cool. You guys built this?

Jason We built, uh, yeah, we built a, uh, Bitcoin ETF tracker. Uh, actually a couple months ago, um, actually internally first. And then we realized externally folks would, would want that. So, um, yeah, it's been it went pretty viral this week. Had like, uh, you know, 100,000 views is pretty cool. Um, to see to see folks, uh, actually paying attention to this stuff. So but anyways, we, uh, the fees were interesting, uh, very interesting to actually keep this product updated because I feel like the fees were changing, like, every single day, but so we thought the fees were going to come at it, like maybe 50 bip bip 60 bips. I think it was fidelity who came out at 39 Bips and once that happened, uh, the race to the bottom basically ensued with everybody except for you guys. So what did that take us? Maybe inside of Grayscale, like, what were the conversations like? And did you know this fee battle is probably going to ensue. And you were just like, we're keeping it at 1.5 or what? How did this actually happen?

Michael Sonnenshein Yeah. So I think all along I was very public, you know, as the mean spokesperson for the company in sharing with all of our investors that we were committed to lowering fees when GBTC uplifted. Um, I'm proud to say that we made good on that promise. We did reduce our fees by 25%, uh, upon the uplifting itself. Uh, but GBTC was really going to come to market in a very differentiated way. Then all the other ETFs that you know have now since debuted. Uh, so I think there's a couple of things to keep in mind as we kind of talk about fees. Right. Um, number one, we always knew, even all the way back when GBTC first started trading, we've seen other firms pop up and model their businesses after GBTC and the rest of the Grayscale family, a product. So we always have been prepared for a world in which there are multiple products, um, including, you know, multiple spot bitcoin products. And we've always thought that that's generally a good thing, right? We should ensure that investors have choice and different things are going to mean and have different weight and different value with different investors. So for a lot of investors, um, they may look to a firm like a Grayscale because we're a crypto specialist. Um, we've done this for ten years. We have a ten year track record. We navigated forks and airdrops and mempool being clogged and all kinds of things that, you know, have been speed bumps along the way that, you know, I'm not sure traditional asset managers have ever really had the experience before with operating a Bitcoin investment vehicle. We certainly have, um, you know, GBTC coming to market with $28 billion of AUM on its debut. It was the second largest commodity ETF in the world. Right. And so when you ask a lot of investors what resonates? Well for a lot of them size, liquidity, track record, you know, those are things that you can't take away from us or from GBTC or GBTC investors. Other investors may be more fee sensitive. Right. And there is going to be a cohort of them for which GBTC may not be the best choice for that. And that's okay. Right. There should be investor choice here. There should be multiple products. And you know, we even advocated for this before the approvals came through over the last few months, really saying to the SEC, if you're going to approve this, you need to create a fair playing field. You need to approve all of these products at once. And so it's been interesting, and it kind of has been playing out the way that we predicted, where all of the new entrants starting from zero, no assets, no clients, no investor base, etc. would be competing in a fee war in an effort to lure investors into their products in inherently. There's nothing wrong with that. Um, and so you've been seeing a lot of those folks decide to offer fee waivers or, you know, even continue to slash their fees as more and more, um, you know, updates are being made amongst the different issuers.

Jason Yeah. So at first, when I saw you guys holding fees, uh, I think it was one five, I was like, they're nuts. That obviously has to come down my set. But then my second thought is when you kind of do some, uh, you know, scratch math here, it's like, okay, if you have, it's if your outflows are less than, uh, let's say let's, you know, let's say 50% or something and you don't, uh, decrease fees by less than 50%. You're actually, you know, that's a net positive for the business. Uh, so then that gets into the next question of like, well, but at some point you probably have to compete with other fee products. So if I were you guys, maybe I'd be doing what, um, who runs GLD? Like, maybe what GLD did, which is they've got the, the gold ETF with the high fees and then the, you know, because it was very early and then they've got the gold ETF with the low fees. Is that kind of how you guys are thinking about this.

Michael Sonnenshein Yeah I mean we certainly are continuing to think about launching all different types of products. And you know, I was telling you, um, you know, this is this is one of the areas that I don't think people are focusing on enough. Right. The approval of the Bitcoin ETF now lend itself to a lot of other product innovation. Right. It won't be long before. You see, probably the players that are very focused on leveraged inverse for a lot of asset classes or themes of investing probably move into Bitcoin. Uh, just yesterday we actually filed for, uh, Grayscale Bitcoin Trust Covered Call ETF. So you will probably continue to see more permutations in, you know, the way that I really digest all of this, having been in crypto as long as I have in in really chasing after spot Bitcoin ETFs to come to market is that this is really the beginning of really seeing this asset class firmly being woven into the fabric of the financial system in a way that would be exceedingly difficult, if not impossible to undo. Um, and I don't think we're all spending enough time having that conversation and what that means for the broader implications of crypto.

Jason I mean, maybe let's have that conversation. Like what what what does it mean? What does it mean for the what are the broader implications of this?

Michael Sonnenshein It's well, I think let's let's all reflect on it ourselves. Like for instance, what was the first, you know, crypto asset you bought when you first became aware, crypto in general.

Jason I mean it was it was bitcoin a while ago and it's bitcoin.

Michael Sonnenshein The only thing that that you now own or at some point did you begin to get, you know, interested in the other use cases for other digital assets about bitcoin.

Jason Then you might buy some eth. If you were like me in 2017, you bought the cheap bitcoin which was like litecoin. Uh yeah.

Michael Sonnenshein Yeah. Right. And so I think along that very same, you know, continue on. What we're hearing from investors is that this gives them an amazing ability to own Bitcoin, you know, directly in their brokerage accounts, they can talk to their financial advisor about it. Um, they may own it in a retirement account and, you know, want to hold it for the long term, which is another strategy we've seen from a lot of folks. But then as as with other investments, they think about, well, what else is out there? And they want to start thinking about diversifying their crypto holdings. Um, and I think that's where we can play a really important bullet Grayscale. We, we launched a new framework, um, late in 2023 called the Grayscale Crypto Sectors. And it was really to help investors have a guide to really look at the different areas of crypto, be able to parse fact from fiction, why different crypto assets exist, what their use cases are, did they compete with each other? Do they not? And maybe we can actually start changing the narrative and helping investors to develop the right vocabulary, the brain vernacular, so we can speak about crypto intelligently beyond just looking at Bitcoin and Ethereum, they're the largest assets by market cap.

Jason Yeah, it's actually been kind of crazy to see, uh, Larry Fink on I think it was on CNBC this morning talking about tokenization. And, you know, I mean, it sounds like you woke up and is the world's biggest bitcoin bull now. So it's kind of funny to see um, what is the the so the path through an ETH ETF when we when we talk about other Grayscale products the path through an ETH ETF feels semi direct I would call it maybe you know we're looking five six months out. It seems like but obviously you know ten times better than I do. But when you push past that whether it's you know you have your LINK product or Solana or what a ripple or whatever it may be next. Um, the path seems a little less clear. So maybe you can walk us through what that actually looks like.

Michael Sonnenshein Well, you know, I think we've seen comments from our regulators as recently as, you know, I think yesterday and today continued agreement that Bitcoin is a commodity and it is not a security. Um, and I think a lot of the legislation you're seeing passing through Washington at the moment should be legislation that really does help us as an industry, parse out crypto securities and crypto commodities. And that will have pretty broad implications for the assets that are, you know, traded on various digital asset exchanges that go into financial products, etc.. I think importantly, at the moment, as an investor, though, if you're looking at diversifying your crypto holdings or even just looking broadly, what else, for instance, is in the Grayscale family? Um, this is not just importing for GBTC, having made its way from a private placement all the way back in 2013 to now, you know, uh, NYSE listed ETF. Um, but it actually also paves the way for other Grayscale products to continue along that four phase life cycle that we have. And so we have started to see quite a bit of an uptick in demand for other products as well, bleeding for a lot of these investors that as the market matures, as there's more regulatory clarity, there will be, you know, the the advancement of more of these products closer and closer towards ETFs, especially also as investors get more knowledgeable on them and wanna diversify, you know, the basket of crypto assets they have.

Jason Does in each. Uh, if I had to put the prediction on you doesn't eath ETF by end of Q2 seem realistic.

Michael Sonnenshein You know I'm not a I'm not a price prediction or time prediction kind of guy. Been around for too long.

Jason Um, ten years. You've you've learned your lesson, Michael.

Michael Sonnenshein Yeah. I mean, listen, I'm always happy to take a look and see what, you know, other esteemed colleagues working in this space are happy to say that Bitcoin will be worth X by 2030 or 2040. And, you know, I hope they're right. Um, you know, we're going to be just focused on building, um, and we're really focused on bridging that that knowledge gap that I think a lot of the investment community still has around crypto. Um, we are certainly going to work hard when I talk about building to ensure we can get a spot Ethereum product, um, you know, into market as an ETF, you know, working proactively with regulators. But from a time frame perspective, that's that's tough to the next time fair share.

Jason All right. So if we go back to this Bitcoin tracker now I'm sorting by AUM. Uh, so I mean you guys are obviously far ahead of everyone else. Then you have fidelity and second then actually bitwise and third. Uh and then Blackrock and forth does this. And then as you go down VanEck Franklin Templeton Ark 21 Invesco Galaxy Wisdomtree Valkyrie does this list uh, and like the order here. If I, I actually I'm going to put another prediction on you. Like when you look at maybe five years out in the future, do you think that this is kind of what the leaderboard looks like or is it very different?

Michael Sonnenshein Um, I don't know who will be on this leaderboard. Um, besides Grayscale, um, like there, I will predict that there will be likely, you know, let's call it three, maybe four ETFs that hold spot Bitcoin that will have a masked, you know, uh, a subjective number of significant size. Um, and perhaps many of these other products either won't exist, um, or their relevance or trading volumes or investor demand, um, will have trailed off because so much of the size and liquidity, um, what will they be concentrated in? Let's call it three, four of these ETFs.

Jason Gotcha. What, uh, is, uh, I'm I'm, uh, I'm learning that you have a good, uh, media and compliance team here, but maybe they will. Let me ask you this one, which is, uh, or maybe they'll let you answer this one, which is, um, around just like AUM and volumes. Um, what what did the AUM in terms of, like, AUM and volumes and what you saw in the flows was that did that exceed your expectations? Um, I mean, there's both a short term question and long term question here, which is short term, like, did that exceed your expectations or did it fall under it? And then long term, like, what do you think are some realistic like numbers to put in our head in terms of like what we can really expect this year?

Michael Sonnenshein Yeah. Well, I'll say day one was a blowout. Um, in far exceeded our expectations, I think, um, as I saw the numbers transpiring in real time yesterday on the first day of trading, uh, GBTC, I think was the most heavily traded ETF. You know, debut first day ever. Wow. Uh, GBTC, I think was the ninth most actively traded ETF in total in the United States yesterday. Um, alone. Right. And you know, people are familiar with a lot of other very heavily traded ETFs, spy, Q etc.. GBTC was the ninth most actively traded product on day one. Like that's just blew our mind. And I think it did about $2.3 billion notional trading volume. Um, and so I would predict that over time, assets like GBTC and some of the other products will continue to be, um, you know, hopefully increasing in AUM will continue to be large and liquid and tools that investors use. But depending on how this market shakes out, you may ultimately see that, you know, Bitcoin. If, you know, investors really resonate with a store of value concept where it really resonates and it's more of a transformational technology however it may be, you might start to see that a lot of the flows in these products end up kind of staying there because they end up, you know, being core positions for investors to have over longer periods of time. So I think we're in the early stages of this. Of course, there's going to be a lot of frenzy, a lot of excitement, a lot of, um, investors who have been so patiently waiting for ETFs to come to market, um, that I think eventually some of that will kind of settle down in the coming days and weeks.

Jason Um, I saw something in our slack channel or, um, that you guys only had $95 million of outflows in day one, which is I saw some people on Twitter predicting, you know, billion dollars of outflows on day 1 or 2, and there's only 95 billion or 95 million, which I would take is a huge win for Grayscale. Why do you think that the outflows were so small when the when you know your fees are higher than other folks? Why is that?

Michael Sonnenshein Yeah, I mean, I think, you know, part of that is evidence that, you know, fees are not going to be the only driver of how investors make, you know, product choices, right? It's an important component, but it's not the only component. Um, again, going back to cycles, liquidity, track record, tight spreads, I believe GBTC traded an average of at $0.02. It's wide spread between the bid and the ask. So, um, you know, that's that's important uh, to a lot of investors. And so a $95 million worth of redemptions for a $28 billion fund. To your point, you know, is quite small.

Jason Yeah. Um, in terms of risk manager, I was reading about the, you know, the APs and the authorized participants and how this all works and how you actually like, you know, kind of getting into the nuts and bolts of an ETF. How do you think about risk management? Um, for example, if, uh, let's say Bitcoin were to or the overall market was to, you know, maybe dump 40% over the course of a few weeks. Yeah. Which in crypto land has, has, has happened many times. The past. How do you handle and think about the risk management of this?

Michael Sonnenshein Yeah. Um, I mean, these are the types of scenarios and tabletops, um, that we as an organization have had to go through, um, over the months leading up to ultimately getting approval. Um, it really comes down to communication. Um, tight communication with our authorized participants and our liquidity providers. Um, and making sure that everybody is aligned as well as, you know, with the market makers themselves. Um, which I believe now there's almost two dozen market leaders, um, in the name every single day. Um, so I think from that perspective, that's, that's one of the best ways we can mitigate, um, against those types of things. Of course, we as an asset manager, as with you and anyone else in the crypto community, we don't have control over the price of Bitcoin. So if there are large movements, you are going to end up seeing that I believe reflected in how the ETF is trading. And that won't be unique to GBTC. That'll be true of all this Bitcoin ETFs right. It should be as closely as possible tracking the underlying value of the Bitcoin that these ETFs hold.

Jason Yeah. Um I guess as we think about wrapping this up Michael what are the. You know, as CEO of Grayscale, you're probably not living in today land you're probably living in, you know, 6 to 12 months out land or maybe even further than that. What's on your mind right now as you start to think about 2020? Like end of 2024 and maybe even you're thinking about 2025. What's on your mind right now?

Michael Sonnenshein Yeah. So I think there's a couple things that we're really paying attention to. Um, one, we're just under the focus, certainly as a CEO, on continuing to grow the Grayscale business in a very responsible and sustainable manner. Um, a shameless plug that we are hiring. Um, and so if not, you're looking for for a new job or are always looking for, you know, high quality, talented, high integrity, uh, thoughtful people to join our team. So there's a lot of growth you're going to see at Grayscale, um, over the next couple months. Uh, number two. With the US presidential election, uh, 2024. Um, and this is something that we've been very focused on. We've really watched closely how some of the, uh, candidates going into some of the primaries have been focused on making sure that they are making statements on emerging technologies like Bitcoin, crypto, AI, etc.. Um, I think because the youngest demographic of voters that will be going to the polls in the 2024 election is the largest size it's ever been in a US presidential election. Um, and we know, obviously, that that youngest demographic really is the one that is most, you know, inclined or most involved in these new technologies like crypto. Um, it's going to be really important to watch how that develops and how important that is to the platforms that some of these candidates are running on. Um, and I think one of the other things we're also, of course, paying attention to, and I know you guys are as well, is we are going to have a halving. Uh, we're a couple months away. Um, and historically that that has had a material impact on prices. Um, you know, I think the landscape of the crypto mining ecosystem, um, looks very different than it has in other, you know, having cycles. Um, I think the, the base of users and investors and now financial products involved in Bitcoin is going to be very different than it has in other in cycles. Um, as well as in the derivatives market and a whole bunch of other dynamics that surround Bitcoin. Um, and so it's going to be very interesting to see how that plays out in the back half of this year. Um, and then I think you're looking past that into 2025 and beyond. You know, we're really looking at some new interceptions around crypto. I know one area for us is really looking at the intersection of AI and crypto specifically. Um, I it's a really exciting technology. And, um, as much as it's advancing a lot of parts of how we live and how we work. Um, there's also some shortcomings, you know, deepfakes and all kinds of other things coming from it. Crypto, we believe, can actually be a really important and meaningful antidote to some of the problems that AI has created. And so I think in my seat, having been in crypto for ten years, seeing new use cases for crypto come up over the course of the last decade, ordinals and NFTs and the metaverse, etc.. Um, we're starting to see how I can be an important part of crypto, and I'm sure a whole bunch of other use cases that we're not even thinking of yet. So I think the future is very bright. Um, and I'm very optimistic about it.

Jason Nice. It's a good place to end it. Michael, congrats on everything. Ten years. Uh, coming up towards, uh, I feel like this was kind of your Super Bowl of a week, so congrats. Congrats on everything. And you. Yeah. Excited to see where you guys go this year.

Michael Sonnenshein Awesome. Thanks for having me.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.